EXHIBIT 99.1

PRESS RELEASE

DOLLAR TREE STORES, INC.
REPORTS RECORD SECOND QUARTER EARNINGS PER SHARE OF $0.22

CHESAPEAKE, Va. – July 25, 2002 – Dollar Tree Stores, Inc. (Nasdaq: DLTR), the nation's leading retailer of variety merchandise at the $1.00 price point, reported second quarter earnings per share of $0.22. As previously reported, sales for the quarter were $498.6 million.

For the quarter, gross margin was 36.1% compared to 35.7% for the second quarter of 2001. This improvement resulted primarily from better shrink results and fewer markdowns, somewhat offset by deleveraging of occupancy costs. Operating expenses, as a percentage of sales, were 24.1% compared to 24.7% in the second quarter of 2001. The improvement primarily relates to better management of store payroll and related costs. These improvements, somewhat offset by an increase in depreciation because of the Company's supply-chain systems implementation, resulted in an 8.4% operating margin for the quarter.

"We are pleased to report record earnings for the second quarter," Chairman and CEO Macon Brock Jr., said. "We are particularly proud of our field and store management, who responded well to the Easter shift. Post-Easter sales trends have been encouraging. The implementation of our supply-chain management systems has been seamless, and we look forward to the inventory-management benefits it will provide. We remain vigilant in our pursuit of profitable growth and expense control."

First-half 2002 sales were $988.2 million, up 19.4% from the same period last year. Sales at comparable stores for the first six months of 2002 rose 2% over the first half of 2001. Earnings per share of $0.42 in the first half of 2002 are 45% higher than the $0.29 reported for the comparable 2001 period.

On Thursday, July 25, 2002, Dollar Tree will host a conference call at 4:45 p.m. EDT to discuss its quarterly results. The telephone number for the call is (212) 287-1615, passcode DLTR. A recorded version of the call will be available through midnight Tuesday, July 30 and may be accessed by dialing (402) 220-2168, passcode DLTR. A webcast of the call is accessible through Dollar Tree's website, www.DollarTree.com, as well as at Vcall's website, www.Vcall.com, and will remain on-line until midnight Tuesday, July 30.

Dollar Tree Stores operates 2,105 stores in 37 states as of June 30, 2002. During the first half of 2002, the Company opened 148 stores, closed 18 stores and expanded or relocated 51 stores, increasing its retail selling square footage 25% to approximately 11.4 million square feet at June 30, 2002, from 9.1 million square feet a year ago. The Company's square footage growth has exceeded 25% annually since its founding in 1986.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: This press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan or estimate. For example, our forward-looking statements include statements regarding our inventory management, growth plans, and expense control.

For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10-K filed March 14, 2002 and in our Quarterly Report on Form 10-Q filed May 13, 2002. Also, carefully review "Risk Factors" in our most recent prospectuses filed November 15, 2000 and August 3, 2000. In light of these risks and uncertainties, the future events, developments or results described by our forward-looking statements in this document could turn out to be materially and adversely different from those we discuss or imply.

We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

DOLLAR TREE STORES, INC.
Condensed Consolidated Income Statements
For the Three Months and Six Months Ended June 30
(Dollars in thousands, except per share data)
(Unaudited)

	Second Quarter		Year-to-Date	
	2002	2001	2002	200
Net sales	$ 498,578	$ 440,361	$ 988,203	$ 82'
Cost of sales (a)	318,387	283,274	634,847	539
Gross profit	180,191	157,087	353,356	288
	36.1%	35.7%	35.8%	3
Operating expenses	120,184	108,854	241,514	210
	24.1%	24.7%	24.4%	2
Depreciation and amortization (b)	17,878	12,988	33,599	24
Operating income	42,129	35,245	78,243	53
	8.4%	8.0%	7.9%	
Interest income (expense), net	(270)	(204)	(309)	
Other income (expense) (c)	(824)	197	(229)	(
Earnings before income taxes	41,035	35,238	77,705	52
	8.2%	8.0%	7.9%	
Income tax expense	15,798	13,580	29,916	2(
Net earnings	25,237	21,658	47,789	32
	5.1%	4.9%	4.8%	
Net earnings per share:				
Basic	$0.22	$0.19	$0.42	S
Weighted average number of shares	113,552	112,182	113,135	112
Diluted	$0.22	$0.19	$0.42	S
Weighted average number of shares	114,904	112,852	114,402	112

(a) In April 2002, the Company changed its method of accounting for inventories in its distribution centers from the first-in first-out method to the weighted average cost method. The change did not have a material effect on the Company's balance sheet or 2002 operating results

(b) The Company adopted the provisions of Statement of Financial Accounting Standards No. 142, which requires that goodwill amortization cease effective January 1, 2002. As a result, no goodwill amortization was recorded in 2002. Second quarter and year-to-date 2001 includes

(c) Amount represents the earnings impact of recording non-hedging interest rate swaps to market value in accordance with Statement of Financial Accounting

DOLLAR TREE STORES, INC.
Condensed Consolidated Balance Sheets
(Dollars in thousands)

(Unaudited)

	June 30, 2002	December 31, 2001	June 30 2001
Cash and cash equivalents	$ 159,075	$ 236,653	$ 9(
Short-term investments	16,500	- 0	
Merchandise inventories (a)	381,337	296,473	33
Income taxes receivable	5,113	- 0	
Other current assets	28,707	27,653	3
Total current assets	590,732	560,779	46
Property and equipment, net	312,145	279,011	25
Goodwill, net	38,358	38,358	3
Other assets, net	25,259	23,900	1
Total assets	$ 966,494	$ 902,048	$ 77
Current portion of long-term debt	$ 25,000	$ 25,000	$ 2
Accounts payable	95,044	68,653	9
Income taxes payable	- 0	38,848	1
Other current liabilities	51,603	67,521	3
Total current liabilities	171,647	200,022	16
Long-term debt, excluding current portion	6,000	12,000	1
Other liabilities	42,261	38,290	3
Total liabilities	219,908	250,312	21
Shareholders' equity	746,586	651,736	55
Total liabilities and shareholders' equity	$ 966,494	$ 902,048	$ 77
STORE DATA:			
Number of stores open at end of period	2,105	1,975	
Total selling square footage (in thousands)	11,411	10,129	

(a) In April 2002, the Company changed its method of accounting for inventories in its distribution centers from the first-in first-out method to the weighted average cost method. The change did not have a material effect on the

DOLLAR TREE STORES, INC.
Condensed Consolidated Statements of Cash Flows
(Dollars in thousands)
(Unaudited)

	Six-months ended	Year ended
	June 30, 2002	**December 31, 2001**
Cash flows from operating activities:		
Net income	$ 47,789	$ 123,081
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	33,599	53,763
Other non-cash adjustments	10,499	893
Changes in working capital	(113,696)	989
Total adjustments	(69,598)	55,645
Net cash provided by (used in) operating activities	(21,809)	178,726
Cash flows from investing activities:		
Capital expenditures	(67,693)	(121,566)
Purchase of short-term investments	(16,500)	- 0
Acquisition of favorable lease rights	(813)	- 0
Proceeds from sale of property and equipment	251	98
Net cash used in investing activities	(84,755)	(121,468)
Cash flows from financing activities:		
Repayment of long-term debt and facility fees	(6,025)	(6,239)
Principal payments under capital lease obligations	(1,885)	(3,562)
Pr		
compensation plans	30,242	11,805
Repurchase of common stock	- 0	(3,775)
Settlement of merger-related contingencies	6,654	- 0
Net cash provided by (used in) financing activities	28,986	(1,771)
Net increase (decrease) in cash and cash equivalents	(77,578)	55,487
Cash and cash equivalents at beginning of period	236,653	181,166
Cash and cash equivalents at end of period	$ 159,075	$ 236,653